

Independent Accountant's Review Report

November 22, 2016

I have reviewed the accompanying interim balance sheet of Brilliant & Precise LLC ("Greenwood Project" or the "Company") as of October 31, 2016, and the related interim statement of operations, interim statement of member's equity and interim statement of cash flows for the period from inception of the Company (June 8, 2016) through October 31, 2016. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with U.S. GAAP.

Sincerely,

Glenn Ballard, CPA

Brilliant & Precise LLC

(dba "Greenwood Project")

Interim Financial Statements

Period from Inception (June 8, 2016) through
October 31, 2016

Brilliant & Precise LLC
(dba "Greenwood Project")
Interim Financial Statements for Period from (Inception) Jun 8, 2016 through Dec 31, 2016
_____

Table of Contents

Brilliant & Precise LLC
(dba "Greenwood Project")
Interim Financial Statements for Period from (Inception) Jun 8, 2016 through Dec 31, 2016
_____

Interim Balance Sheet
(in USD)

	Oct 31, 2016
Assets	
Current assets	
Cash	$ -
Other current assets	-
Total current assets	-
Equipment, net	-
Other noncurrent assets	-
Total assets	$ -
Liabilities and Member's Equity	
Current liabilities	
Accounts payable	$ -
Accrued liabilities	832
Deferred revenues	-
Total current liabilities	832
Member's contribution	20,000
Retained earnings (accumulated deficit)	(20,832)
Member's equity	(832)
Total Liabilities and Member's Equity	$ -

Brilliant & Precise LLC
(dba "Greenwood Project")
Interim Financial Statements for Period from (Inception) Jun 8, 2016 through Dec 31, 2016
_____

Interim Statement of Operations
(in USD)

	Period from Inception (Jun 8, 2016) through Oct 31, 2016
Revenues	$ -
Cost of revenues	-
Gross profit	-
Operating expenses	
Sales & marketing expenses	-
Research & development expenses	-
General & administrative expenses	20,832
Total operating expenses	20,832
Operating income (loss)	(20,832)
Other income (loss)	-
Income tax benefit (expense)	-
Net income (loss)	$ (20,832)

Brilliant & Precise LLC
(dba "Greenwood Project")
Interim Financial Statements for Period from (Inception) Jun 8, 2016 through Dec 31, 2016
_____

Interim Statement of Members' Equity
Period from Inception (June 8, 2016) through October 31, 2016
(in USD)

	Members' Contribution	Retained Earnings / (Accumulated Deficit)	Total Members' Equity / (Deficit)
Balances - June 7, 2016	$ -	$ -	$ -
Members' contribution	20,000	-	20,000
Net income (loss)	-	(20,832)	(20,832)
Balances - October 31, 2016	$ 20,000	$ (20,832)	$ (832)

Brilliant & Precise LLC
(dba "Greenwood Project")
Interim Financial Statements for Period from (Inception) Jun 8, 2016 through Dec 31, 2016
_____

Interim Statement of Cash Flows
(in USD)

	Period from Inception (Jun 8, 2016) through Oct 31, 2016
Cash Flows from Operations	
Net loss	$ (20,832)
Adjustments to net loss	
Non-cash contribution by member	20,000
Depreciation and amortization	-
Changes in assets and liabilities	
Other assets	-
Accounts payable	-
Accrued liabilities	832
Deferred revenues	-
Total Cash Flows from Operations	-
Cash Flows from Investments	
Purchase of assets	-
Total Cash Flows from Investments	-
Cash Flows from Financing	
Members contributions	-
Total Cash Flows from Financing	-
Total Cash Flows	-
Beginning Cash Balance	-
Ending Cash Balance	$ -

5

Brilliant & Precise LLC
(dba "Greenwood Project")
Interim Financial Statements for Period from (Inception) Jun 8, 2016 through Dec 31, 2016
_____

NOTE 1 – COMPANY

Brilliant & Precise LLC ("Greenwood Project" or the "Company") is a single member LLC incorporated in California on June 8, 2016.

The Company plans to operate a crowdfunded startup company incubator that focuses on startup companies owned by black, or African American, entrepreneurs.

The Company is based in the Los Angeles, California area.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – ACCRUED LIABILITIES

The single member, founder and CEO of the Company has personally funded approximately $800 of the Company's early operating expenses. The Company owes this liability to the founder. This amount has been classified as accrued liabilities.

NOTE 4 – MEMBER'S EQUITY

The single member, founder and CEO of the Company has contributed services, which have been valued at $20,000, without pay, to the Company. This amount has been classified as member's equity.